CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2013 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to the references to, and the information derived from, the reports titled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of November 5, 2012, “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of February 1, 2013, “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of September 2, 2013 and “Technical Report on the Exploration of the Waterberg Extension Prospecting Rights, South Africa”, with an effective date of November 12, 2013, and to the references, as applicable, to the undersigned’s name, in each case, included in or incorporated by reference in the 40-F, the AIF and the MD&A.

Coffey Mining Pty Ltd

By: Coffey Mining Pty Ltd

Name Kenneth Lomberg

Title: Senior Principal

Date: November 26, 2013

/s/ Kenneth Lomberg
Kenneth Lomberg

Date: November 26, 2013

/s/Alan Goldschmidt
Alan Goldschmidt

Date: November 26, 2013